May 22, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:       Larry Spirgel, Assistant Director

Reid Hooper, Attorney-Advisor

Re:	ATA Inc.
Form 20-F for the fiscal year ended March 31, 2011;
Filed June 15, 2011
File No. 1-33910

Dear Mr. Hooper:

We have received the Staff’s comment letter dated May 8, 2012 concerning the above referenced Form 20-F. The comment letter requests ATA Inc. (the “Company”) to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide its responses.  The Company has begun preparing responses to the comment letter, but would like to request an extension of time to respond to the comments in order to devote the appropriate amount of time and resources to ensure a sufficient response. The Company expects to provide its responses to the comment letter by no later than May 24, 2012.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts of O’Melveny & Myers LLP at (86-10) 6563-4209.

Respectfully submitted,

/s/ Benson Tsang
Name: Benson Tsang
Title: Chief Financial Officer

cc:           David Roberts

O’Melveny & Myers LLP